==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                -------------

                                SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2

                              (AMENDMENT NO. 21)

                        CarrAmerica Realty Corporation
                   (Formerly Named Carr Realty Corporation)

                               (Name of Issuer)

                         Common Stock, $.01 Par Value
------------------------------------------------------------------
                        (Title of Class of Securities)


                                 144418 10 0
------------------------------------------------------------------------------
                                (CUSIP Number)

                         Jeffrey A. Klopf, Secretary
                     Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 19, 2001
------------------------------------------------------------------
                 (Date of Event Which Requires Filing of This
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:/ /.

                        (Continued on following pages)
==============================================================================
                             (Page 1 of 10 Pages)
==============================================================================

                                 SCHEDULE 13D
==============================================================================
-----------------------------                          -------------------------

   CUSIP No. 861907 10 3                                     Page 2 of 10
-----------------------------                          -------------------------



------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698

------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)      / /

                                                                   (b)     / /
------------------------------------------------------------------------------

3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           / /
------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER
--------------
   Shares            -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER
--------------
  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER
--------------
  Reporting          -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           / /
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING

      CO
------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP No. 861907 10 3                                     Page 3 of 10
-----------------------------                          -------------------------

------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638

------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)      / /

                                                                   (b)     / /
------------------------------------------------------------------------------

3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           / /
------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER
--------------
   Shares            -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER
--------------
  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER
--------------
  Reporting          -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           / /
------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP No. 861907 10 3                                     Page 4 of 10
-----------------------------                          -------------------------

------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184
------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)      / /

                                                                   (b)     / /
------------------------------------------------------------------------------

3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           / /
------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER
--------------
   Shares            -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER
--------------
  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER
--------------
  Reporting          -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                           / /
------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP No. 861907 10 3                                     Page 5 of 10
-----------------------------                          -------------------------


------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697
------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)      / /

                                                                   (b)     / /
------------------------------------------------------------------------------

3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           / /
------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER
--------------
   Shares            -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER
--------------
  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER
--------------
  Reporting          -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           / /
------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

                  CO
------------------------------------------------------------------------------

-----------------------------                          -------------------------

   CUSIP No. 861907 10 3                                     Page 6 of 10
-----------------------------                          -------------------------

------------------------------------------------------------------------------


1.    NAMES OF REPORTING PERSONS
            Security Capital Office Business Trust (formerly East Mixed-Use
                  Realty Investors Trust)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2869172
------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)      / /

                                                                   (b)     / /
------------------------------------------------------------------------------

3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           / /
------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER
--------------
   Shares            -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER
--------------
  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER
--------------
  Reporting          -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /
------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
------------------------------------------------------------------------------

     This Amendment No. 20 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust) a Maryland real estate investment trust and subsidiary of Operations ("East"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 20 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4  INTERESTS IN SECURITIES OF THE ISSUER

     In connection with the previously announced underwritten public offering of Common Stock, Security Capital and CarrAmerica entered into a Termination Agreement dated December 13, 2001, under which the parties agreed to terminate the Stockholders Agreement and related agreements and Security Capital caused its nominees to the CarrAmerica Board of Directors, C. Ronald Blankenship, Caroline S. McBride, and William D. Sanders, to resign as CarrAmerica Directors upon closing of the underwritten offering.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

     As previously reported, Security Capital Group determined to dispose of its shares of Common Stock in an underwritten public offering. On December 19, 2001, pursuant to the underwriting agreement and as described in the prospectus relating to the offering filed with the SEC on December 14, 2001, Security Capital Group sold 19,403,417 shares of Common Stock at $28.37 per share (net of a $1.49 underwriting discount, $26.88 net to Security Capital Group). None of the filing persons owns any shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24. Termination Agreement dated as of December 13, 2001, by and among
            Security Capital Group Incorporated and CarrAmerica Realty Corporation. (incorporated by reference to Exhibit 2.3 to Security Capital Group's Current Report on Form 8-K, filed December 26,
            2001).

                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                                   ----------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Senior Vice President and
                                                   Secretary

                                         SC CAPITAL INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                            ----------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary


                                         SC REALTY INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                            ----------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                            ---------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary

                                         SECURITY CAPITAL OFFICE BUSINESS TRUST


                                         By:/s/ Jeffrey A. Klopf
                                            ----------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

            December 26, 2001

                                Exhibit Index


Exhibit 24 Termination Agreement dated as of December 13, 2001, by and among Security Capital Group Incorporated and CarrAmerica Realty Corporation. (incorporated by reference to Exhibit 2.3 to Security Capital Group's Current Report on Form 8-K, filed December 26, 2001).